# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEONC TECHNOLOGIES HOLDINGS, INC., CIK 0001979414
CUSIP: 64051A101
Title of class of securities: COMMON STOCK, par value $0.0001 per share
Address of issuer's principal executive offices: 23975 Park Sorrento, Suite 205, Calabasas, California (CA), 91302
Date of event which requires filing of this statement: 03/26/2025
Filed by CIK 0001443035
Persons authorized to receive notices and communications: Dr. Thomas Chen, 23975 Park Sorrento, Suite 205, Calabasas, California (CA), 91302, 310 663 7831

## Reporting persons
- Amir F. Heshmatpour (CIK 0001443035): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,213,499; shared voting power 275,000; sole dispositive power 6,213,499; shared dispositive power 275,000; aggregate amount beneficially owned 6,488,499 (34.3% of the class); the aggregate amount excludes certain shares
  Comment: (1) Aggregate amount owned includes 275,000 shares held by Reporting Person's minor daughter, 3,714,020 shares of common stock held by AFH Holding & Advisory, LLC of which Reporting Person is the sole member, and 1,024,479 shares of common stock held by HCWG LLC of which Reporting Person holds 25% of the membership interests and is the managing member.
- AFH Holding & Advisory, LLC (CIK 0001414636): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,714,020; shared voting power 0; sole dispositive power 3,714,020; shared dispositive power 0; aggregate amount beneficially owned 3,714,020 (19.64% of the class)
- HCWG LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,024,479; shared voting power 0; sole dispositive power 1,024,479; shared dispositive power 0; aggregate amount beneficially owned 1,024,479 (5.42% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, par value $0.0001 per share
Name of issuer: NEONC TECHNOLOGIES HOLDINGS, INC.
Address of issuer's principal executive offices: 23975 Park Sorrento, Suite 205, Calabasas, California (CA), 91302
Comment: This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of NeOnc Technologies Holdings, Inc. ("Issuer" or "NeOnc"). Following the direct listing of Issuer's Common Stock on the Nasdaq Global Market, issued and outstanding Common Stock totaled 18,908,025 shares.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of Amir. F. Heshmatpour, AFH Holding & Advisory, LLC ("AFH Holding") and HCWG LLC ("HCWG"), who are collectively referred to herein as "Reporting Persons".
Residence or business address: The address of each Reporting Person is 23975 Park Sorrento, Suite 205, Calabasas, CA 91302.
Present principal occupation or employment: Amir F. Heshmatpour is the sole member of AFH Holding and the managing member of HCWG. AFH Holding is a family office and holding company. HCWG is a Delaware limited liability company.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Within the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Amir F. Heshmatpour is a citizen of the United States. Each of AFH Holding and HCWG is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Exercise of warrant held by HCWG. See also Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with Issuer's direct listing on the Nasdaq Global Market on March 26, 2025, HCWG transacted a cashless exercise of a warrant issued by the Company for 312,500 shares of common stock. The exercise price of the warrant was $12 per share and the cashless withholding of shares was executed at $25 per share resulting in withholding of 162,500 shares and acquisition of 150,000 shares of common stock in the transaction.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Item 11 of the cover page for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 and 9 of the cover page for each Reporting Person.
Transactions in the class effected during the past sixty days: See Item 4 above.
Other persons with the right to receive dividends or sale proceeds: See Item 4 above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Amir F. Heshmatpour: /s/ Amir F. Heshmatpour, Amir F. Heshmatpour (04/25/2025)
- AFH Holding & Advisory, LLC: /s/ Amir F. Heshmatpour, Member, Amir F. Heshmatpour, Member (04/25/2025)
- HCWG LLC: /s/ Amir F. Heshmatpour, Managing Member, Amir F. Heshmatpour, Managing Member (04/25/2025)